[GRAPHIC OMITTED] WILLOW GROVE
                                 BANCORP, INC.

                             ANNOUNCES A STRATEGIC
                                COMBINATION WITH

                 [GRAPHIC OMITTED] CHESTER VALLEY BANCORP INC.

                                JANUARY 21, 2005

DISCLAIMER

================================================================================

FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Chester Valley Bancorp and Willow Grove Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Chester Valley Bancorp and Willow Grove Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

PARTICIPANTS IN SOLICITATION. Chester Valley Bancorp, Willow Grove Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participant's in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participant's in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Chester Valley Bancorp and Willow Grove Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.


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                                      -2-

[GRAPHIC OMITTED]               INTRODUCTION
================================================================================
                                                               [GRAPHIC OMITTED]

                                      -3-

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TRANSACTION OVERVIEW
================================================================================

o Willow Grove Bancorp, Inc.'s. ("Willow Grove") and Chester Valley Bancorp, Inc.'s ("Chester Valley") Boards of Directors have signed a definitive agreement pursuant to which Willow Grove will acquire Chester Valley in a strategic combination

o Chester Valley is the parent company of First Financial Bank, the second largest commercial bank headquartered in Chester County with 13 branches

o Following the consummation of the transaction, Donna M. Coughey will become the new CEO of the combined entity, taking the place of retiring Willow Grove CEO, Frederick A. Marcell Jr.

o For three years, each bank is expected to operate as separate divisions of the combined bank

o The combination will dramatically increase the combined company's presence in the southeastern Pennsylvania market, with combined assets totaling over $1.5 billion

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TRANSACTION HIGHLIGHTS
================================================================================

STRONG STRATEGIC FIT

Strong positions in southeastern PA's most attractive markets
Unique crescent-shaped footprint surrounding Philadelphia
Added senior management with commercial banking expertise
Opportunity to expand trust, asset management and cash management services


COMPLEMENTARY BUSINESSES

Similar customer-focused, community banking operating models
Product diversification, enhanced lending capabilities and improved A/L management flexibility
Balance sheet diversification
Enhanced demographic profile


ATTRACTIVE FINANCIAL IMPLICATIONS

ccretive to GAAP and cash EPS within the first year of combined operations Achievable and identified expected cost efficiencies
Effective use of Willow Grove's excess capital


LOW EXECUTION RISK

Shared community banking philosophy
Familiarity of senior management teams

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

SUMMARY OF SIGNIFICANT TERMS
================================================================================

IMPLIED PRICE PER SHARE(1):    $27.90

TRANSACTION STRUCTURE:         1.482 shares of Willow Grove stock or $27.90 in
                               cash for each Chester Valley share, subject to approximately 35.2% of all Chester Valley shares to be exchanged for cash

IMPLIED CONSIDERATION MIX(1):  Approximately 65% stock / 35% cash

AGGREGATE PURCHASE PRICE(2):   $152.5 million

BOARD REPRESENTATION:          - 10 Willow Grove / 7 Chester Valley

                               - Chairman of the Board and Chairman Designee to
                                 come from Willow Grove

DOUBLE TRIGGER WALK-AWAY(3):   25% absolute / 15% versus NASDAQ Bank index

TERMINATION FEE:               $6.0 million

ANTICIPATED CLOSING:           Third calendar quarter 2005

DUE DILIGENCE:                 Completed

(1) Price per share for Chester Valley based on Willow Grove's stock price of $18.82 as of 1/19/05.

(2) Based on approximately 5.1 million of Chester Valley shares outstanding, and approximately 0.688 million of outstanding options, using the treasury stock method of accounting.

(3) Based on Willow Grove's stock price of $19.45 and the NASDAQ Bank index of 3,223.9 all as of December 3, 2004.

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

DEAL PRICING
================================================================================

                                                         PA BANK TRANSACTIONS(1)
                                                         -----------------------


                               CHESTER VALLEY         Median       Mean
                               -------------------------------------------------

PREMIUM TO TRADING MARKET:
--------------------------

1-Day Premium                       28.2%              36.6%       38.3%


PRICE AS A MULTIPLE TO:
-----------------------

LTM EPS:                            23.4x              23.5x       25.0x

Book:                                2.8x               2.6x        2.6x

Tangible Book:                       2.9x               2.9x        3.0x

Source: SNL Financial and company filings.
(1) Based on 13 bank transactions announced in Pennsylvania since June 1, 2001 and valued between $50 and $450 million.

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

[GRAPHIC OMITTED]              STRATEGIC BENEFITS
================================================================================
                                                               [GRAPHIC OMITTED]

WILLOW GROVE BUSINESS OVERVIEW
================================================================================

        [GRAPHIC OMITTED]

        WILLOW GROVE BANK

FEDERALLY CHARTERED THRIFT                 TOTAL ASSETS: $975.6mm

14 full-service branch offices             NET LOANS: $537.7mm

Primarily real estate lending              TOTAL DEPOSITS: $592.8mm

Primarily serving Montgomery,              NET INTEREST MARGIN: 3.29%

Bucks and Philadelphia counties            RETURN ON AVG. EQUITY: 6.74%

                                           RETURN ON AVG. ASSETS: 0.77%

                                           3-YEAR LOAN CAGR(1): 10.18%

                                           3-YEAR CORE DEPOSIT CAGR: 22.58%

                                           HEADQUARTERS: Maple Glen, PA


All financial data as of 9/30/04, except CAGR which is based on FY 2001-2004.
(1) Excludes single-family real estate loans.

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

CHESTER VALLEY BUSINESS OVERVIEW
================================================================================


                              [GRAPHIC OMITTED]

                                                  PHILADELPHIA CORP.
FIRST FINANCIAL BANK                                FOR INVESTMENT
                                                       SERVICES

PA CHARTERED COMMERCIAL BANK                      Asset management

13 full-service branch offices                    Securities brokerage

Real estate, commercial and                       Broker / Dealer and
consumer lending                                  investment adviser

Strong deposit mix

Serving Chester County



TOTAL ASSETS: $644.7mm

NET LOANS: $400.1mm

TOTAL DEPOSITS: $429.0mm

NET INTEREST MARGIN: 3.47%

RETURN ON AVG. EQUITY: 11.49%

RETURN ON AVG. ASSETS: 0.94%

3-YEAR LOAN CAGR (1): 17.72%

3-YEAR CORE DEPOSIT CAGR: 23.64%

HEADQUARTERS: Downingtown, PA

SUCCESSFUL TRANSITION TO COMMERCIAL BANK

All financial data as of 9/30/04, except CAGR which is based on FY 2001-2004.
(1)  Excludes single-family real estate loans.

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                                      -10-

THE COMBINED FRANCHISE
================================================================================

                 A $1.5 BILLION COMPANY WITH 27 EXISTING BRANCH
                    OFFICES IN MONTGOMERY, CHESTER, BUCKS AND
                              PHILADELPHIA COUNTIES


                              [MAP GRAPHIC OMITTED]

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


STRENGTHENED MARKET PROFILE
================================================================================

          A COMBINED BRANCH NETWORK LOCATED AMONG THE MOST AFFLUENT AND
       SOME OF THE FASTEST GROWING COUNTIES IN SOUTHEASTERN PENNSYLVANIA


                                                       Projected                  Projected
                                                       Population      Median     HH Income       Estimated
                                                         Change       HH Income    Change          Market
                         Southeastern PA                2004-2009       2004      2004-2009       Share(1)
                         ----------------------------------------------------------------------------------

                         MOST AFFLUENT COUNTIES
                         ----------------------
[ARROW GRAPHIC OMITTED]  CHESTER                          7.81%       $73,162      14.46%           5.81%
[ARROW GRAPHIC OMITTED]  MONTGOMERY                       4.55         67,277      10.80            2.62%
[ARROW GRAPHIC OMITTED]  BUCKS                            4.58         66,580      11.83            0.92%
                         Delaware                         1.10         54,909      10.34              --

                         FASTEST GROWING COUNTIES
                         ------------------------
[ARROW GRAPHIC OMITTED]  CHESTER                          7.81%       $73,162      14.46%           5.81%
                         Berks                            4.87         48,434       9.92              --
[ARROW GRAPHIC OMITTED]  BUCKS                            4.58         66,580      11.83            0.92%
[ARROW GRAPHIC OMITTED]  MONTGOMERY                       4.55         67,277      10.80            2.62%


Source: SNL Financial, except market share data.
(1) Market share data based on FDIC estimated deposits in each county.

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


ENHANCED DEPOSIT PORTFOLIO
================================================================================

                     CORE DEPOSITS FOR THE COMBINED ENTITY
                      WILL AMOUNT TO 63% OF TOTAL DEPOSITS

($ in thousands)    WILLOW GROVE        CHESTER VALLEY          PRO FORMA
                    ------------        --------------          ---------
                   9/30/04    MIX           9/30/04           9/30/04    MIX
                 ------------------------------------------------------------

DDA               $128,288   21.6%         $133,915          $262,203   25.7%

Savings             87,307   14.7%           32,745           120,052   11.7%

MMDA               107,762   18.2%          148,989           256,751   25.1%

CDs                269,468   45.5%          113,400           382,868   37.5%
                  --------  -----          --------        ----------  -----
  Total           $592,825  100.0%         $429,049        $1,021,874  100.0%

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

LOAN PORTFOLIO DIVERSIFICATION
================================================================================

              THE COMBINED ENTITY WILL HAVE A MORE DIVERSIFIED LOAN
                 PORTFOLIO WITH AN EMPHASIS ON COMMERCIAL LOANS

($ in thousands)                      WILLOW GROVE       CHESTER VALLEY(1)        PRO FORMA
                                      ------------       ----------------         ---------
                                     9/30/04    MIX           9/30/04         9/30/04    MIX
                                   -----------------------------------------------------------
Commerical Real Estate               $190,812   35.0%        $57,062          $247,874   25.3%

Construction                           65,400   12.0%         52,078           117,478   12.0%

Commercial & Industrial                15,476    2.8%        139,312           154,788   15.8%

Home Equity & Consumer                 96,478   17.7%        116,116           212,594   21.7%

Residential Real Estate               176,113   32.4%         69,658           245,771   25.1%
                                     --------  -----        --------        ----------  -----
   Total                             $544,279  100.0%       $434,226          $978,505  100.0%

(1) Chester Valley's portfolio is adjusted for the split in loans made between Commercial & Industrial Owner-occupied Real Estate and Commercial Real Estate.

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SUMMARY BALANCE SHEET IMPACT
================================================================================


($ in thousands)           WILLOW GROVE      CHESTER VALLEY      PRO FORMA (1)
                              9/30/04           9/30/04             9/30/04
                           ---------------------------------------------------
Assets                       $975,585          $644,693           $1,620,278
Investment Securities (2)     385,297           190,524              575,821
Net Loans                     537,675           400,129              937,804
Deposits                      592,825           429,049            1,021,874
Borrowings (3)                270,182           158,814              428,996


(1) Pro Forma excludes all purchase accounting adjustments and may include assets that may be liquidated to retire borrowings or to fund the cash consideration and upfront costs associated with this transaction.
(2) Excludes interest earning cash.
(3) Includes trust preferred securities.

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[GRAPHIC OMITTED]           FINANCIAL HIGHLIGHTS
================================================================================
                                                               [GRAPHIC OMITTED]

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FINANCIAL HIGHLIGHTS
================================================================================

             THE TRANSACTION IS EXPECTED TO BE ACCRETIVE TO EARNINGS
            ON A GAAP AND A CASH BASIS WITHIN THE FIRST FULL YEAR OF
                              COMBINED OPERATIONS



For the first full year of combined operations management expects to attain approximately $2.2 million of net pre-tax cost savings(1)

Management estimates a core deposit intangible of approximately $10.7 million, or 2.5% of total deposits to be amortized on an accelerated basis over a 12-year period

Mark-to-market pre-tax earnings impact as a result of purchase accounting adjustments estimated to be $650 thousand in the first full year of combined operations

One-time merger charges are expected to be approximately $6.0 million on a pre-tax basis, which include charges for transaction costs, change of control costs, data processing and conversion costs and various other employee related costs

(1) Does not include any potential transaction related one-time merger charges / expenses.

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PRO FORMA FY 9/30/04 LTM EARNINGS
================================================================================

($ in millions, except per share data)             PRO FORMA LTM 9/30/04
                                                   ---------------------
                                                   AMOUNT      PER SHARE
                                                   ------      ---------
WILLOW GROVE STANDALONE NET INCOME                 $6.29         $0.65
CHESTER VALLEY STANDALONE NET INCOME                6.32          1.19

POST TAX ADJUSTMENTS(1):
------------------------
PLUS: COST EFFICIENCIES                            $1.46         $0.10
MINUS: OPPORTUNITY COST OF CAPITAL(2)              (2.71)        (0.18)
MINUS: CDI AMORTIZATION                            (1.08)        (0.07)
                                                  ------         -----
PRO FORMA COMBINED, POST ADJUSTMENTS              $10.28         $0.69

  ESTIMATED GAAP EPS ACCRETION BEFORE MARK-TO-MARK. ADJS.         6.2%

  ESTIMATED GAAP EPS ACCRETION(3)                                12.3%

  ESTIMATED CASH EPS ACCRETION                                   16.9%


(1)  Assumes a tax rate of 34%.
(2) Assumes (i) the capital used to fund the transaction would have yielded 4.25% and (ii) borrowings paid down in connection with the transaction would have been invested in assets that would have earned a 125bps spread.
(3)  Includes mark-to-market adjustments of $0.65 million or $0.04 per share.

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ACHIEVABLE COST SYNERGIES
================================================================================

     EXPECTED $2.2 MILLION OF COMBINED PRE-TAX COST SAVINGS OR APPROXIMATELY
      5.5% OF THE COMBINED COMPANY'S LAST TWELVE MONTHS 9/30/04 OPERATING
                                   EXPENSE(1)


             Personnel Expense, Net                        $1.2

             Data Processing                                0.4

             Other, Net                                     0.6
                                                          ------
                TOTAL PRE-TAX COST SAVINGS                 $2.2

(1)  Cost savings are for the first twelve months of combined operations.

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CAPITAL RATIOS
================================================================================

        THE COMBINED COMPANY'S BALANCE SHEET WILL REMAIN WELL CAPITALIZED




                                                       PRO FORMA
                                                      9/30/04 (1)
                                                      -----------

         Equity / Assets                                 12.83%

         Tangible Equity /
         Tangible Assets                                  7.44%


(1) Ratios assume the sale of $140 million of investment securities and repayment of approximately $140 million in FHLB borrowings with the balance of cash used to fund the transaction.

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

SIGNIFICANT GROWTH OPPORTUNITIES
================================================================================

            EPS AND CASH EPS FOR THE FIRST TWELVE MONTHS OF COMBINED
        OPERATIONS ARE EXPECTED TO BE IN THE RANGE OF $0.95 TO $1.00 AND
                          $1.07 TO $1.12, RESPECTFULLY


No revenue enhancements assumed

However, there are several potential long-term growth opportunities:

    Strong demographic profile of combined communities allows for more meaningful deposit growth

    Higher legal lending limit with local lending decisions

    Availability of additional lending products

    Alignment of investment portfolio strategies

    Cross-selling opportunities between combined branch network with Chester Valley's Asset Management Division

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TRANSFORMATIONAL TRANSACTION
================================================================================

ACCRETIVE TO GAAP EARNINGS WITHIN THE FIRST YEAR OF COMBINED OPERATIONS

COMPLEMENTARY BUSINESS MODELS

STRONG FOUNDATION FOR GROWTH IN SOUTHEASTERN PA'S MOST ATTRACTIVE MARKETS

ADDED SENIOR MANAGEMENT DEPTH AND EXPERTISE

ENHANCED PRO FORMA DEPOSIT BASE AND MIX

INCREASED LENDING CAPABILITIES

BALANCE SHEET DIVERSIFICATION

INCREASED A/L MANAGEMENT FLEXIBILITY

LIMITED EXECUTION RISK

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